UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of | Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒     Form 40-F    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐     No    ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes    ☐     No    ☒

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated December 23, 2020

BUENOS AIRES, January 5, 2021

COMISIÓN NACIONAL DE VALORES (“CNV”)
Office of Listed Companies
25 de Mayo 175
City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires
Ref.: Relevant Fact
Note: CPSA-GG-N-0009/21-AL

Ladies and gentlemen:

I am pleased to address You in my capacity as Deputy Head of Market Relations of Central Puerto S.A. (the "Company"), to inform that the Company has made a capital contribution to Proener SAU, a company fully owned by the Central Puerto S.A., through the deposit of securities T2V1, for a nominal value of 27,312,000, and TV22, for a nominal value of 10,117,000.

Without any further to inform and remaining at your disposal for any doubt and/or clarification on the matter, I remain sincerely Yours.

Osvaldo Pollice

Deputy Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.
Date: January 5, 2021	By:	/s/ OSVALDO POLLICE
	Name:	Osvaldo Pollice
	Title:	Attorney-in-Fact